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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. . . .)

ViaSource Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92553W107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553W107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hill, Thompson, Magid & Co., Inc. (“Hill Thompson”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,506,975

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,506,975

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,506,975

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) BD

Item 1.
	(a)	Name of Issuer ViaSource Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 200 East Broward Boulevard, Suite 2100 For Lauderdale, Florida 33301

Item 2.
	(a)	Name of Person Filing Hill, Thompson, Magid & Co., Inc.
	(b)	Address of Principal Business Office or, if none, Residence 15 Exchange Place, Suite 800 Jersey City, NJ 07302
	(c)	Citizenship New York
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92553W107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Hill Thompson acquired and held beneficial ownership of more than 5% of the class of equity securities as of December 31, 2003.  The reported share amounts reflect amounts beneficially owned by the reporting person as of December 31, 2008.

The percentage disclosed in Item 11 of the Cover Page is calculated based upon 42,517,404 shares of the issuer’s common stock outstanding, which is the total number of shares issued and outstanding as reported in the issuer’s Annual Report on Form 10-Q for the period ended June 30, 2001 and filed with the Securities and Exchange Commission on August 20, 2001.

(b) Percent of class: See Item 11 of the Cover Page to this Schedule 13G.
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote 2,506,975
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,506,975
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person as ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

HILL, THOMPSON, MAGID & CO., INC.
*/s/ Sam Guidetti
Signature
Sam Guidetti/Authorized Signatory
Name/Title

*This Schedule 13G was executed by Sam Guidetti pursuant to the power of attorney filed with the Securities and Exchange Commission on February 17, 2009 in connection with a Schedule 13G for Condor Capital Inc., which power of attorney is incorporated herein by reference.